July 8, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, D.C. 20549

Attn: Mr. Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	BioMarin Pharmaceutical Inc.

Form 10-K for the Fiscal Year Ended December 31, 2015

Filed February 29, 2016

File No. 0-26727

Dear Mr. Rosenberg,

This letter is being submitted in response to comments received from the staff (the Staff) of the United States Securities and Exchange Commission (the Commission) by letter dated June 23, 2016, addressed to Daniel Spiegelman, Executive Vice President, Chief Financial Officer of BioMarin Pharmaceutical Inc. (we, our or the Company) with respect to the Annual Report on Form 10-K for the fiscal year ended December 31, 2015 filed by the Company with the Commission on February 29, 2016 (2015 Annual Report). The numbering of the paragraphs below corresponds to the numbering in the comment letter, the text of which is incorporated into this response letter for convenience.

Form 10-K for the Fiscal Year ended December 31, 2015

Notes to the Consolidated Financial Statements

(3) Summary of Significant Accounting Policies

Revenue Recognition

Net Product Revenues, page F-11

1.	You state on page F-13 that due to the significant role you play in the operations of Aldurazyme and Kuvan, you elected not to classify the Aldurazyme and Kuvan royalties earned as royalty, license and other revenues and instead include them as a component of net product revenues. Please provide us a detailed analysis with reference to the authoritative literature to which you rely as to why classification of royalties earned as net product revenues is appropriate, excluding the portion attributed to product transfer revenue.

Response

The Company acknowledges the Staff’s comment and, as background and for context, respectfully advises the Staff that although there are two contractual payment streams associated with each of its Aldurazyme and Kuvan products, one for product transfer and a second based on a percentage of net sales by the applicable commercial partner, Genzyme Corporation (Genzyme) and Ares Trading S.A. (Merck Serono), respectively, the payment streams together represent a single economic transaction. The timing of revenue recognition creates a separation because the product transfer revenue is recognized when the Company’s delivery obligations are fulfilled, whereas the timing of the percentage of sales revenue is dependent upon the third party sales by Genzyme and Merck Serono.

For both products, when entering into the contractual relationships with Genzyme and Merck Serono, both the Company and the respective counterparty recognized that the transfer price represented less than the fully burdened cost of producing and delivering the product, which standing in isolation, would not represent a commercially reasonable transaction. However, the parties believed that the initial transfer payment was appropriate to minimize the carrying cost of producing a product over a year before the ultimate sale to an end user, with the understanding that the incremental sales-based payment would compensate the Company for the loss on the initial transfer and provide for a reasonable profit margin on the product sale. The product transfer revenue alone would not provide any economic rationale for the transactions.

105 Digital Drive . Novato, CA 94949 . Tel 415.506.6700 . Fax 415.382.7889 . www.BMRN.com

The Company understands that the relevant authoritative literature does not contain specific definitions of revenue types, and instead provides guidance on grouping and separating types of revenue sources based on their similar or dissimilar characteristics. In determining the classification of Aldurazyme and Kuvan revenues as net product revenues, the Company considered the following guidance, which it believes supports the Company’s revenue presentation (emphasis added):

a)	Rule 5-03(b)(1) of Regulation S-X (Rule 5-03(b)(1))

Net sales and gross revenues. State separately: (a) Net sales of tangible products (gross sales less discounts, returns and allowances); (b) operating revenues of public utilities or others; (c) income from rentals; (d) revenues from services; and (e) other revenues.

b)	Financial Accounting Standards Board (FASB) Statement of Financial Accounting Concepts No. 5 (As Amended), Recognition and Measurement in Financial Statements of Business Enterprises (Concepts Statement No. 5), paragraph 20:

Classification in financial statements facilitates analysis by grouping items with essentially similar characteristics and separating items with essentially different characteristics. Analysis aimed at objectives such as predicting amounts, timing and uncertainty of future cash flows requires financial information segregated into reasonably homogeneous groups. For example, components of financial statements that consist of items that have similar characteristics in one or more respects, such as continuity of recurrence, stability and reliability, are likely to have more predictive value than if their characteristics are dissimilar.

Rule 5-03(b)(1) Application

The Company believes that the payments based on net sales amounts constitute part of the sale of tangible product by the Company consistent with clause (a) of Rule 5-03(b)(1), and that presenting these amounts in combination with the product transfer revenue is more useful to readers of the Company’s financial statements and is more representative of the operations and economics of the arrangements with Genzyme and Merck Serono. Conversely, the Company believes that to separate the two items and to present the percentage of net sales separately as “other revenues” pursuant to clause (e) of Rule 5-03(b)(1) would imply to investors that the income is passive in nature, which the Company believes could misrepresent the substantive role the Company plays in generating such revenues.

The Company reports as “net product revenues” those revenues associated with the sale of tangible goods developed and manufactured by or on behalf of the Company. The sale of tangible goods is, unlike sources of passive income, highly dependent on substantial operational activities retained by the Company. Although described as “royalties” in the Company’s third party agreements, the revenue received by the Company based on net sales of Aldurazyme and, for periods through 2015, for Kuvan (excluding the initial consideration for the product transfer) by Genzyme and Merck Serono, respectively, is similar to direct product sales because the revenue is highly dependent on substantial operational activities performed by the Company, including exclusive performance of complex manufacturing processes and responsibility for global pharmaceutical product regulatory compliance. These responsibilities, and the operational risk that could reduce or eliminate the Company’s receipt of these percentage of net sales amounts, are similar to many of the responsibilities and risks associated with the Company’s direct sales of other commercial products. The Company’s role with respect to both the Aldurazyme and Kuvan products is more substantive and fundamentally different from its role with respect to other product rights that the Company licensed and has substantially divested to third parties and relies substantially on the efforts of others including manufacturing, distribution and regulatory compliance. The Company includes revenues derived from these license arrangements in the separate revenue line item “royalty, license and other revenues.”

Concepts Statement No. 5 Application

In presenting the Company’s Aldurazyme and Kuvan net product revenues, the Company has applied Concepts Statement No. 5 to “group items with essentially similar characteristics” by combining the revenue received by the Company based on net sales amounts of Aldurazyme and Kuvan by Genzyme and Merck Serono, respectively, with the product transfer revenues as components of net product revenues on its Consolidated Statements of Operations because the Company believes that its arrangements with respect to these products share the same operational characteristics as the Company’s direct sale of other commercial products. The Company believes such classification is more accurate and useful to readers of the Company’s financial statements than classification of these amounts as “royalty, license and other revenues.” As noted above, the product transfer revenue only represents the approximate manufacturing cost without any profit element and does not represent a standalone transaction.

The Company reports as “royalty, license and other revenues” those revenues derived primarily or exclusively from ongoing operational activities of third parties to which the Company has licensed full product rights and responsibilities and as to which the Company maintains no ongoing direct involvement in the manufacturing, regulatory process or distribution of the licensed product. Historical examples under these types of arrangements include royalties earned by the Company from Orapred and a compound similar to Kuvan, which the company does not manufacture.

Finally, the Company respectfully advises the Staff that, on January 1, 2016, the Company completed the acquisition from Merck Serono of certain rights and other assets with respect to Kuvan, and BioMarin now possesses all global rights to Kuvan, except in Japan. As a result, beginning in fiscal year 2016, Merck Serono no longer sells Kuvan, except for certain markets during a brief transition period, and the Company’s net product revenues with respect to Kuvan no longer include amounts received based on net sales by Merck Serono.

The Company respectfully refers to the October 16, 2008 response provided to the Staff’s comment letter of October 7, 2008 (specifically comment number 4) (the Prior Response). Although the comment related only to Aldurazyme at that time, the Company believes its combination of the product transfer revenues and amounts earned as a percentage of sales for each of Aldurazyme and Kuvan, respectively, is in principle consistent with the Prior Response.

The Company acknowledges that:

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing: and

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company respectfully requests the Staff’s assistance in completing the review of this response letter at its earliest convenience. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding this response to the undersigned at (415) 506-6700 or to Jodie Bourdet, Cooley LLP, 415-693-2054.

Sincerely,

/s/ G. Eric Davis

G. Eric Davis

Executive Vice President, General Counsel

BioMarin Pharmaceutical Inc.

cc:	Daniel Spiegelman, Executive Vice President, Chief Financial Officer, BioMarin Pharmaceutical Inc. Jodie Bourdet, Cooley LLP